

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Mr. Mark Katsumata
Vice President Finance
Denison Mines Corp
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Canada

> **Re: Denison Mines Corp**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No: 001-33414**

Dear Mr. Mark Katsumata

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40 - F for fifteen-month period ending December 31, 2006 filed March 30, 2007

Disclosure Controls and Procedures

D. Changes in Internal Controls and Procedures, page 4

1. You state that there were no "significant changes" in your internal control over financial reporting. Please note that General Instruction B(6)(e) of Form 40-F requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." Please review your disclosure and revise as appropriate.

Engineering Comments

General

2. We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 40 - F, File No. 001-33414. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

3. Supplementally provide a table, listing all your mineral properties, designating reserves, resources, and historical estimates separately. Please summarize these results by project , division, or geographic area and total the results.

4. Proven and probable reserves are disclosed for your McClean and Midwest properties. Please forward to our engineer as supplemental information and not as part of the registration statement, your information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551- 3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

Sincerely,

Jill Davis
Branch Chief